SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 21, 2013

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of March 31, 2013

(presented on a comparative basis with 2012)

UNAUDITED FINANCIAL STATEMENTS

as of March 31, 2013

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2013 FIRST QUARTER

International Context

During the first quarter, the global activity level showed a marked recovery compared to the end of 2012. This improvement was shared by most regions where expansionary monetary policies continue to be a common factor. In the United States, consumption remained strong despite the increase in taxes and was favored by improvements in real estate prices, a stock market with an upward trend and a higher job creation rate. The discussion on the debt ceiling deferred until May due to the lack of agreement has not impacted spending yet. In Europe, the improvement was relative since, though growth rates were still negative, this negative trend was less pronounced this quarter compared to previous months. The banking crisis in Cyprus and Italy’s difficulties in forming a government were negative factors for markets during this quarter. The Japanese economy reversed its negative or near zero growth rate trend during three consecutive quarters. The firm decision to go ahead with an extraordinarily expansionary monetary policy resulted in a sudden depreciation of the yen which allows to take advantage of the robust foreign demand within the region. The rest of the Asian economies led by China and India, maintained high growth levels.

Oil

Crude oil world demand rose 0.99 million barrels per day, averaging a 1.1% increase compared to same quarter in 2012, in line with the yoy rate exhibited by the end of 2012.  Emerging economies recorded generalized increases, led by China –but at a lower rate - in addition to good performances in the Middle East, Latin America and the rest of Asia. Developed economies declined as a whole: the slight increase in North America was not enough to offset the drops recorded in Europe and Japan.

Supply, in turn, radically changed its growth rate throughout 2012 and dropped 0.2% during the quarter, or 0.19 million barrels per day compared to same quarter of previous year. The OPEC was responsible for a 0.81 million barrel-per day (-2.2%) shrinkage in supply, with the most significant drops being exhibited by Saudi Arabia and Iran, the latter affected by the penalties imposed by the UN. Supply of non-OPEC countries showed an rise of 0.62 million barrels per day (1.2%), with a marked increase in the United States and Canada on account of non-conventional crude oils, in contrast to the structural drop in the North Sea.

West Texas Intermediate (WTI) crude oil price reached an average of US$94.3 per barrel, 8% lower compared to same period of 2012. Brent crude oil (UK and reference of international crude oils) averaged US$112.9, with a premium over the WTI of approximately US$19, in line with the average differential in 2012.

Argentina

At the beginning of 2013 the Argentine economy exhibited mixed economic data: a positive growth in the general activity level in contrast with drops in industry, construction and trade balance.

By the end of March, the Argentine Government submitted before the Court of Appeals of New York a proposal for payment to holdouts in line with the one offered in the debt swap in 2010.

Within this context, BCRA’s international reserves decreased by US$2 billion and closed the quarter slightly above US$40 billion. The monetary base, in turn, exhibited a yoy increase of 37%, with no significant changes in interest rates compared to previous months. In line with the before mentioned factors, the nominal exchange rate reached P$5.12 per US dollar, a 17% rise compared to the closing of the same quarter of the previous year and 4% above 2012 year-end.

Regarding energy, both crude oil and natural gas national production exhibited a decline of between 6% and 7% in the January-February bimester. Domestic supply of natural gas continued being supplemented with LNG (liquefied natural gas) imports in the regasification centers of Bahía Blanca and Escobar, and with natural gas imports from Bolivia. Continuing with 2012 trend, fuel demand showed dissimilar trends: diesel oil demand showed a shrinkage while gasoline exhibited significant improvements (-1.6% and +7.9%, respectively, in the January-February bimester). Electricity consumption exhibited a 1.1% drop during the first quarter but experienced new records in power (22,169 MW) as well as in energy (455.7 GW/h). In addition, it is worth a mention that in March, the Secretary of Energy issued Resolution No. 95, which introduces regulatory changes to the Wholesale Electricity Market.  The main changes applicable to generators adhering to the new conditions provided for in the above Resolution, include, among others, changes in the remuneration of generators and the termination of contracts between private companies relating to electricity, fuels and associated supplies.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended March 31, 2013 and 2012:

(in millions of pesos)

Net income: Net income attributable to the Company’s shareholders totaled 225 in the period under review and 144 in 2012 quarter.

Net sales: Net sales rose 625 to 3,391 from 2,766 in 2012 quarter, mainly due to increases in the Oil and Gas Exploration and Production, Gas and Energy, Petrochemicals and Refining and Distribution business segments of 590, 95, 85 and 59, respectively, partially offset by an increase in eliminations attributable to intercompany sales in the amount of 204.

Gross profit: Gross profit increased 182 to 907 in the quarter under review from 725 in 2012 quarter, basically due to an improvement of 166 and 93 in the Oil and Gas Exploration and Production and Petrochemical business segments, respectively. These positive results were partially offset by a decrease of 28 and 26 in the Refining and Distribution and Gas and Energy business segments, respectively, and a negative variation of 23 attributable to income from intercompany transactions, mainly due to a rise in inventory levels at the refinery.

Administrative and selling expenses: Administrative and selling expenses totaled 368 in the quarter under review and 301 in 2012 quarter.

Exploration expenses: Exploration expenses totaled 18 and 24 in 2013 and 2012 quarters, respectively, and primarily derive from onshore geological and geophysical expenses in Argentina. Expenses for the quarter under review are attributable to unsuccessful wells.

Other operating expenses, net: Other operating expenses, net totaled losses of 119 and 94 in 2013 and 2012 quarters, respectively. The increase of 25 in the quarter under review is basically attributable to a loss of 34 in the quarter under review derived from the sale of Distrilec’s shares.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a gain of 23 in 2013 quarter compared to a loss of 56 million in 2012 quarter. The gain in the quarter under review is mainly attributable to the gain from equity interest in CIESA, as a result of the positive effect derived from CIESA’s financial recovery through the restructuring of its debt in July 2012 . The loss in 2012 quarter is mainly attributable to the loss from equity interest in Distrilec, a company transferred in January 2013.

Operating income: Operating income rose 175 to 425 in 2013 quarter from 250 in 2012 quarter, basically due to the above mentioned improvement in gross profit and in equity in earnings of affiliates. These increases were partially offset by higher administrative and selling expenses, mainly derived from the rise in taxes due to higher sales in the quarter under review.

Financial income (expense) and holding gains (losses): Financial expenses and holding losses were 26 and 29 in 2013 and 2012 quarters, respectively.

Income tax: Income tax charge totaled 147 in 2013 quarter and 77 in 2012 quarter, as a consequence of the improved results for the period under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales for this business segment increased 590 to 1,861 in 2013 quarter from 1,271 in 2012 quarter.

Oil sales totaled 1,491 in 2013 quarter and 1,009 in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of 354 in sales in 2013 quarter. Excluding these effects, oil sales increased 128 to 1,137 from 1,009, mainly as a result of an improvement in average sales prices. Volumes did not reflect significant changes due to the fact that the good results from the drilling campaign in the Neuquén basin, the start of production of Estancia Agua Fresca wells and increased deliveries at El Tordillo aimed at bringing inventory levels to normal, allowed to reverse the effect of the natural decline of mature fields in Argentina.

Oil sales totaled 338 in 2013 quarter and 252 in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of 24 in sales in 2013 quarter. Excluding these effects, gas sales rose 62 to 314 from 252, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes in the Austral basin, as a result of a lower production level derived from the natural decline of mature fields, and the negative effects caused by weather conditions in 2013 quarter.

Gross profit: Gross profit for this business segment totaled 618 in 2013 quarter and 452 in 2012 quarter. The quarter under review includes gross profit of 159 attributable to consolidation of PELSA’s operations. Excluding these effects, gross profit in the period under review increased 7 to 459 from 452 and margin on sales dropped to 31.2% in 2013 quarter from 35.6% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Sales for this business segment rose 59 to 1,668 in 2013 quarter from 1,609 in 2012 quarter, mainly due to the recovery of refined product prices, partially offset by reduced crude oil sales.

In 2013 quarter, total sales volumes of refined products decreased 7.9% to 451.8 thousand cubic meters in 2013 quarter from 490.6 thousand cubic meters in 2012, mainly due to reduced diesel oil sales.

Crude oil sales to third parties dropped 29 as a consequence of a decline in sales volumes, partially offset by an improvement in peso-denominated sales prices.

Gross profit: Gross profit for this business segment totaled 142 in 2013 quarter and 170 in 2012 quarter, with margins on sales of 8.5% and 10.6%, respectively. This decline is mainly attributable to the increase in the costs for the purchase of oil and other products, which could only be partially passed through to sales prices.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: In 2013 quarter, net sales rose 85 to 762 from 677 in 2012, mainly due to increased sales derived from the catalytic reformer plant operations and, to a lesser extent, an improvement in styrenic sales.

Sales revenues resulting from the catalytic reformer plant operations increased 66 to 285 from 219 due to the combined effect of a 20.9% improvement in average sales prices, as a consequence of a change in the mix of products with improved sales prices and, to a lesser extent, a 7.6% growth in sales volumes.

Styrenic products sales revenues rose 19 to 477 from 458, as a consequence of a 18.9% improvement in average sales prices, partially offset by a 12.4% drop in sales volumes, mainly shown in styrene exports. This decline in exports is on account of a lower production level derived from the scheduled shutdown for maintenance works at Puerto General San Martín Plant.

Gross profit: Gross profit totaled 108 in 2013 quarter and 15 in 2012 quarter and gross margin on sales increased to 14.2% in 2013 quarter from 2.2% in 2012 quarter. The catalytic reformer plant shutdown had a negative impact on 2012 quarter and resulted in imports of certain supplies at international prices, at values well above domestic production costs. In addition, the change in the mix of the catalytic reformer products and the increase in international spreads of styrenic products had a positive impact.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Net Sales: In 2013 quarter, net sales for electricity generation increased 24 to 404 from 380 in 2012 quarter, mainly due to an increased generation level in Genelba, Pichi Picún Leufú and Ecoenergía Power Plants.

Net sales attributable to Genelba Power Plant increased 8 to 229 from 221, mainly due to a 4% rise in sales volumes to 1,398 GWh in 2013 quarter from 1,344 GWh in 2012 quarter.

Net sales attributable to Genelba Plus Power Plant increased 4 to 138 from 134, basically due to an improvement in average sales prices, partially offset by a decline in sales volumes from 394 Gwh in 2012 quarter to 332 Gwh in the period under review.

Net sales attributable to Pichi Picún Leufú rose 3 to 26 from 23, mainly due to an increase in energy sales to 177 GWh in 2013 quarter from 170 GWh in 2012 quarter.

Net sales attributable to Ecoenergía increased 9 to 11 from 2, mainly due to a rise in generation volumes to 26 GWh in 2013 quarter from 16 GWh in 2012 quarter, and to energy sales under Energía Plus regulatory framework.

Gross profit: Gross profit totaled 52 in 2013 quarter and 72 in 2012 quarter and gross margin on sales dropped to 12.9% in 2013 quarter from 18.9% in 2012 quarter. This decline is basically attributable to an increase in costs at Genelba, whose revenues remained virtually unchanged due to the application of the cap spot price for energy at P$120/Mwh.

- Marketing and Transportation of Gas

Net sales: in 2013 quarter sales revenues increased 38 to 419 from 381, mainly as a consequence of a rise in gas sales revenues, partially offset by a decline in liquid fuel sales revenues.

Revenues from gas sales increased 78 to 351 from 273, mainly due to an improvement in average sales prices, with increased sales to industries at improved average prices, as a consequence of a reduced consumption at Genelba Power Plant of gas produced by the Company. Sales volumes totaled 257 million cubic feet per day in 2013 quarter and 299 million cubic feet per day in 2012 quarter.

Revenues from liquid fuel sales decreased 40 to 61 from 101, mainly as a result of a decline in sales volumes, due to a reduced availability of gas to be processed in 2013 quarter.

Gross profit: Gross profit reflected gains of 29 and 36 in 2013 and 2012 quarters, respectively. This decline is basically attributable to lower sales volumes of both liquid fuels and natural gas, partially offset by an improvement in gas average sales prices.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

For the three-month period ended				
		03/31/2013	03/30/2012	03/31/2011	03/31/2010	03/30/2009
Crude oil sales (thousands of barrels)						
Argentina		4,220	3,367	3,192	3,667	3,376
Perú	**(a)**	-	-	-	-	767
Bolivia		31	38	40	44	54
Ecuador	**(b)**	-	-	-	235	297
Total		4,251	3,405	3,232	3,946	4,494
Natural gas sales (thousands of cubic feets)						
Argentina		22,750	24,995	23,391	26,206	29,029
Perú	**(a)**	-	-	-	-	512
Bolivia		664	830	928	1,194	1,331
Total		23,414	25,825	24,319	27,400	30,872
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	-	19,722	51,245
SBR (tons)		11,938	12,305	12,774	11,927	9,580
Styrene (Argentine) (tons)		19,235	23,914	17,410	27,360	12,012
Styrene (Brazil) (tons)	**(d)**	-	-	42,016	31,779	32,261
Polystyrene (Argentine) (tons)		15,879	17,475	11,310	16,632	14,104
Polystyrene (Brazil) (tons)	**(d)**	-	-	38,269	30,810	24,265
Other derivered products (m3)	**(e)**	97,429	90,548	-	-	-
		144,481	144,242	121,779	138,230	143,467
Refining products sales (m3)						
Gasoline		133,890	141,259	182,449	198,761	189,166
Gas oil		168,000	200,000	365,495	422,635	470,998
Fuel Oil / IFOs / Asphalts		111,710	117,470	206,502	241,172	237,441
Other derivered products (m3)	**(e)**	38,218	31,892	121,263	92,667	131,082
		451,818	490,621	875,709	955,235	1,028,687
Electricity generation (gwh)						
Energy produced		1,557	1,522	1,420	1,443	1,409
Contracted sales		742	780	598	684	588
Spot sales		1,191	1,144	1,161	1,055	1,005
Total sales		1,933	1,924	1,759	1,739	1,593

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

Listed Price of the Company´s Share

(a) As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting, as a result of which the number of outstanding shares doubled.

Outlook

In 2013 the Company plans to prioritize learning through the development of non-conventional oil and gas, leverage its portfolio assets in the search for greater competitiveness and set the bases for a future production at more competitive costs.

Concerning Oil and Gas Exploration and Production, the Company plans to continue with and strengthen the development of non-conventional hydrocarbons aiming at both increasing production and gradually reducing the costs of these activities. In line with the activities performed during 2012, the Company will continue with its goal of making discoveries as those made last year in conventional targets.

Concerning Refining and Distribution, the Company will go forward with investments involving logistics adjustments that will allow us to formulate fuels in accordance with market specifications.

In the Petrochemicals business segment, we will focus on securing availability of basic raw material at prices in line with those for our products. We will also concentrate on placing all other costs at the level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable marketing alternatives.

Summing up, in 2013 the Company will aim at consolidating its strategy of concentrating its portfolio on competitive assets in Argentina, focused on production and the recovery of oil and gas reserves, and will set the bases for the consolidation of future growth alternatives while contributing to the development of the communities where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of March 31, 2013

(presented on a comparative basis with 2012)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS OF THREE-MONTH ENDED MARCH 31, 2013 AND 2012

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF THREE-MONTH ENDED MARCH 31, 2013 AND 2012

 (Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Stated in millions of Argentine pesos)

2012													
		Attributable to shareholders of the company													
		Capital stock					Rertained earnings								
							Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (1)	Unappropriated retained earnings	Deferred income (2)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2011		1,010	1,230	912	-	44	448	-	-	-	6,665	31	10,340	3	10,343
Adjustment of retained earnings	2.1.2	-	-	-	-	-	-	-	-	-	(30)	35	5	-	5
Balances as of December 31, 2011, adjusted		1,010	1,230	912	-	44	448	-	-	-	6,635	66	10,345	3	10,348
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	4	4	-	4
Shareholders' Meeting decisions of March 29, 2012															
- Capitalization		1,009	-	-	-	-	-	-	-	-	(1,009)	-	-	-	-
- Legal reserve		-	-	-	-	-	35	-	-	-	(35)	-	-	-	-
- Future investments reserve		-	-	-	-	-	-	4,781	-	-	(4,781)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	900	-	(900)	-	-	-	-
Net income		-	-	-	-	-	-	-	-	-	144	-	144	-	144
Balances as of December 31, 2012		2,019	1,230	912	-	44	483	4,781	900	-	54	70	10,493	3	10,496

		2013													
		Attributable to shareholders of the company													
		Capital stock					Rertained earnings								
							Reserve income								
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (1)	Unappropriated retained earnings	Deferred income (2)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2012		2,019	1,230	912	-	44	483	4,781	689	(693)	555	44	10,064	506	10,570
Adjustment of retained earnings	2.1.2	-	-	-	-	-	-	-	-	-	(27)	28	1	-	1
Balances as of December 31, 2012, adjusted		2,019	1,230	912	-	44	483	4,781	689	(693)	528	72	10,065	506	10,571
Other comprehensive income for the year		-	-	-	-	-	-	-	-	-	-	5	5	21	26
Shareholders' Meeting decisions of March 21, 2013															
a) Allocation of retained earnings:															
- Legal reserve		-	-	-	-	-	32	-	-	-	(32)	-	-	-	-
- Future investments reserve		-	-	-	-	-	-	523	-	-	(523)	-	-	-	-
b) Resolution of the balance of reserves for future investment:															
- Reversal by investments		-	-	-	-	-	-	(2,999)	-	-	2,999	-	-	-	-
- Constitution for new investments		-	-	-	-	-	-	2,638	-	-	(2,638)	-	-	-	-
- Future dividends reserve		-	-	-	-	-	-	-	361	-	(361)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Net income		-	-	-	-	-	-	-	-	-	225	-	225	27	252
Balances as of March 31, 2013		2,019	1,230	912	-	44	515	4,943	1,050	(693)	198	77	10,295	538	10,833

.

(1) Balances due to business combination of companies under common control

.

(2) Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

 (Stated in millions of Argentine pesos)

Notes	03/31/2013	03/31/2012
Cash provided by (used in) operations:			
Net income		252	144
Reconciliation to net cash provided by (used in) operating activities:			
Share of profit of equity accounted investees	9.3	(23)	56
Financial results, net		(85)	(40)
Depreciation of property, plant and equipment	11	493	355
Abandoned and non-productive well write-downs		-	24
Result from the sale of Distrilec S.A.		34	-
Income tax	16	147	77
Accrued interest		53	48
Other		(1)	10
Changes in assets and liabilities:			
Trade receivables		8	129
Other receivables		(165)	(20)
Inventories		(220)	(125)
Accounts payable		137	281
Payroll and social security taxes		(55)	(23)
Taxes payable		71	29
Provisions		(55)	(15)
Dividends collected	9.4	-	6
Interest paid		(2)	(1)
Income tax paid		(122)	(62)
Net cash provided by operations		467	873
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(597)	(516)
Sale of property, plant and equipment, interests in companies and oil and gas areas		173	-
Net variation in investments other than cash and cash equivalents		-	45
Fideicomiso Financiero de Obra Gasoducto Sur		9	9
Net cash used in investing activities		(415)	(462)
Cash provided by (used in) financing activities:			
Net decrease in short term loans		-	(8)
Payment of loans with original long-term maturity		(26)	-
Net cash used in financing activities		(26)	(8)
			-
Effect of exchange rate change on cash and cash equivalents		19	11
Increase in cash and cash equivalents		45	414
Cash and cash equivalents at the beginning of the year		1,260	1,192
Cash and cash equivalents at the end of the year	8	1,305	1,606

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on April 24, 2013.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2012, prepared on the basis of IFRS and issued on January 30, 2013.

2.1 Accounting policies and financial statements used

Except as disclosed in Notes 2.1.1 and 2.1.2, the accounting policies applied by the Company are consistent with those applied in the previous year.

2.1.1. IAS 10, 11 y 12

Effective for the years beginning on or after January 1, 2013, the IASB issued IFRS's 10, 11 and 12, relating to Consolidated Financial Statements, Joint Agreements and Disclosure of interests in other entities, respectively.

In the current period, the application of these standards had no significant impacts on results of operations neither in financial position of the Company.

2.1.2. IAS 19 “Employee Benefits”

During the year, the Company adopted the amendments to IAS 19, for which the IASB eliminated the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans.

At December 31, 2012, the implementation of this change involved a reduction of 1 in the measurement of these liabilities as a result of the recognition of actuarial gains 28 and losses 27 past service costs, charged in Other comprehensive income and Unappropriated retained earnings respectively. The values are expressed net of the effect of income tax.

The indicated change was made retroactively adjusted comparative information included in these financial statements.

2.1.3 Financial statements used

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the March 31, 2013 and 2012 and at December 31, 2012, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2. Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at March 31, 2013 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and Petrolera Entre Lomas S.A., consolidated company as of June 1, 2012.

(b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina .

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor. The 2012 period includes the shareholding in Edesur, the sale became effective on January 30, 2013 (Note 9.1.1)

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.3.1 Business segments:

Bellow is detailed information on each business segment identified by the Company’s Management:

03/31/2013					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,062	1,460	905	1,261	784	6,472
Investment in companies under joint control	-	-	-	513	-	513
Investments in associates	2,955	169	-	-	-	3,124
Other Investments	104	-	-	78	96	278
Property, plant and equipment	6,126	1,190	395	705	92	8,508
Non-current other assets	83	52	44	144	60	383
Total assets	11,330	2,871	1,344	2,701	1,032	19,278
Total liabilities	3,894	1,691	358	555	1,947	8,445

	12/31/2012					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint control	-	-	-	689	-	689
Investments in associates	2,847	159	-	-	-	3,006
Other Investments	99	-	-	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369
Total assets	11,048	2,658	1,217	2,894	1,030	18,847
Total liabilities	3,867	1,563	344	578	1,924	8,276

Consolidated Statement of Income	03/31/2013					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Sales						
To third parties	439	1,604	705	643	-	3,391
Inter-segment	1,422	64	57	42	(1,585)	-
	1,861	1,668	762	685	(1,585)	3,391
Cost of sales	(1,243)	(1,526)	(654)	(604)	1,543	(2,484)
Gross profit	618	142	108	81	(42)	907
Administrative and selling expenses	(65)	(155)	(31)	(18)	(99)	(368)
Exploration expenses	(18)	-	-	-	-	(18)
Other operating (expenses) income, net	(1)	(2)	(20)	(2)	(94)	(119)
Share of profit of equity accounted investees	(14)	11	-	26	-	23
Operating income (loss)	520	(4)	57	87	(235)	425
Other financial results	(147)	(22)	3	8	(15)	(173)
Net income (loss)	373	(26)	60	95	(250)	252

Consolidated Statement of Income	03/31/2012					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Sales						
To third parties	47	1,541	625	553	-	2,766
Inter-segment	1,224	68	52	37	(1,381)	-
	1,271	1,609	677	590	(1,381)	2,766
Cost of sales	(819)	(1,439)	(662)	(483)	1,362	(2,041)
Gross profit	452	170	15	107	(19)	725
Administrative and selling expenses	(53)	(124)	(25)	(23)	(76)	(301)
Exploration expenses	(24)	-	-	-	-	(24)
Other operating (expenses) income, net	(20)	(1)	(15)	6	(64)	(94)
Share of profit of equity accounted investees	20	(2)	-	(74)	-	(56)
Operating income (loss)	375	43	(25)	16	(159)	250
Other financial results	(26)	(15)	-	8	(73)	(106)
Net income (loss)	349	28	(25)	24	(232)	144

2.3.2. Relevant information by geographical area

Bellow is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

3. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

3.1 Expenses attributable to cost of sales

4. Administrative and selling expenses

5. Exploration expenses

6. Other operating expenses, net

7. Financial results

8. Cash and cash equivalents

9. Investments in related companies

9.1. Investments in joint ventures

9.1.1. Distrilec:

In January 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. all of its direct and indirect interests in PEDASA and PFB owners of 38.5% and 10%, respectively, of Distrilec, for an amount of US$ 35 million, with a loss of 34 shown under Other operating expenses, net (Note 6).

9.1.2. CIESA

At March 31, 2013 the book value of the investment in CIESA (TGS's controlling shareholder) amounts to 513 and represents about 3% of the total assets of Petrobras Argentina.

The Company has made proof of recoverability of the investment based on assumptions of increases in business rates TGS, and concluded that they should be recorded impairment losses. The materialization of certain assumptions used in the evaluation is highly sensitive to the economic environment and is contingent on future events and actions, some of which are outside the scope of the management of the Company and could affect the value of the assets.

9.2. Investments in associates

(1) Activity of the three-month period ended March 31, 2013 are shown under “Other comprehensive income”

9.3 Share of profit of equity accounted investees

9.4 Dividends collected:

10. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in the risk management of the Company, or in policies associated with this management.

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 were the following:

11. Property, plant and equipment

Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost							
12/31/2011	8,896	4,129	1,134	1,086	1,021	1,748	18,014
Translation effect	168	4	-	-	15	4	191
Acquisition of PELSA	1,090	-	-	-	88	36	1,214
Additions	207	7	-	4	1,515	261	1,994
Net decreases and transfers	1,296	226	31	66	(1,595)	(220)	(196)
12/31/2012	11,657	4,366	1,165	1,156	1,044	1,829	21,217
Translation effect	88	1	-	-	1	3	93
Additions	57	-	-	-	364	32	453
Net decreases and transfers	428	66	-	31	(513)	(12)	-
03/31/2013	12,230	4,433	1,165	1,187	896	1,852	21,763
Depreciation							
12/31/2011	5,711	3,188	498	414	-	1,147	10,958
Translation effect	52	1	-	-	-	1	54
Net decreases	-	(3)	-	-	-	(10)	(13)
Depreciation	1,220	301	85	73	-	59	1,738
12/31/2012	6,983	3,487	583	487	-	1,197	12,737
Translation effect	25	-	-	-	-	-	25
Net decreases	-	-	-	-	-	-	-
Depreciation	366	70	22	17	-	18	493
03/31/2013	7,374	3,557	605	504	-	1,215	13,255
Net book value 03/31/2013	4,856	876	560	683	896	637	8,508
Net book value 12/31/2012	4,674	879	582	669	1,044	632	8,480

12. Capital stock

As of March 31, 2013, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

13. Unappropriated retained earnings

(1) Corresponds to the effect of the decisions of the Shareholders' Meeting of March 21, 2013, by which it decided: (i) the allocation to such reserve remaining Unappropiated retained earnings of 523, (ii) reversals for investments in the year 2012 of 2,999 and (iii) the subsequent constitution for new investments by 2,638.

14. Other reserves

15. Financial loans

The breakdown of loans as of March 31, 2013 and December 31, 2012 is as follows:

Loan activity

Activity in loans and financing as of March 31, 2013 and 2012 are as follows:

Long-term loans

The long-term financial loans outstanding as of March 31, 2013 are as follows:

The maturities of the long-term financial loans as of March 31, 2013 are as follows:

Global programs of nonconvertible bonds

The Company had a global program USD 1,000 million, which is set to expire on August 7, 2013, as the date of issuance of these financial statements, the Company has not issued debt under this program.

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future

Also, the above Meeting delegated to the Board of Directors the steps required to be submitted to the CNV for its authorization of this program.

16. Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

 (1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

 17. Social benefits and other payroll benefits

At March 2013 the evolution of pension plan liabilities is as follows:

As of March 31, 2013 and December 31, 2012, the benefit obligation includes 170 and 159 of Compensatory Fund and  56 and 51of Indemnity Plan, respectively.

18. Provisions

(1) Includes 27 shown under Other operating income (expense) (Note 6), 1 shown under Other comprehensive income and (33) attributable to disbursements for the year.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in all aspects of the provisions recorded by the Company.

19. Related party transactions

Balances and transactions with related companies

Balances as of March 31, 2013 and December 31, 2012 for transactions with related companies are the following:

The main transactions with related companies for the three-month periods ended March 31, 2013 and 2012 are as follows:

20. Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of March 31, 2013, or the results of its operations for the three-month period then ended.

GLOSSARY:

ADS	American Depositary Shares
Bol	Bolivares
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENRE	Ente Nacional Regulador de la Electricidad
EUR	Euros
GDP	Gross domestic product
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LNG	Líquidos del Gas Natural
OCP	Oleoducto de Crudos Pesados Ltd.
OPEC	Organization of the Petroleun Exporting Countries
PEDASA	Petrobras Electricidad de Argentina S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PFD	Petrobras Finance Bermudas Ltd
PELSA	Petrobras Entre Lomas S.A.
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
US$	Dolares estadounidenses
WTI	West Texas Intermediate
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the condensed interim consolidated balance sheet at March 31, 2013, the condensed interim consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended and the selected explanatory Notes. The balances and other information for the year 2012 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standard Board (IASB), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations. Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the FACPCE for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed  in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. The Company has estimated the recoverable value  of its investment in Compañía de Inversiones de Energía S.A. (CIESA) at March 31, 2013, the recorded value of which amounts to $ 513 million. As indicated in Note 9, the materialization of certain significant estimates made by the Company to determine the recoverable value of this investment depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of this asset.

5. Based on our review, considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated financial statements that might be required from the resolution of the uncertainties described in paragraph 4, there are no issues that have called our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1, have not been prepared in all material respects, in accordance with IAS 34.

PRICE WATERHOUSE & CO. S.R.L

By                    (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

April 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 05/21/2013

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney